FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on November 12, 2008, announcing the location, record date and meeting date for the Company’s Annual General Meeting of Shareholders.

EXHIBIT 1

NEWS RELEASE for November 12, 2008
Contact:	Michael Mason (investors) Allen & Caron Inc 212 691 8087 michaelm@allencaron.com

TOP SHIPS INC. ANNOUNCES DATE AND LOCATION FOR
2008 ANNUAL GENERAL MEETING

ATHENS, GREECE, November 12, 2008.  Top Ships Inc. (NasdaqGS:TOPS) (the “Company”) announced today that its Board of Directors (the “Board”) has scheduled the Company’s Annual General Meeting of Shareholders (the “Meeting”) for December 18, 2008, at the Company’s executive offices located at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.  The Board has set the record date for the Meeting at November 12, 2008 (the “Record Date”).

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

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A fleet of seven double-hull handymax tankers, with a total carrying capacity of approximately 0.3 million dwt, of which 58% are sister ships. All of the Company's  handymaxes are on time charter contracts with an average term of two years with all of the time charters including profit sharing agreements above their base rates.

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Six newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for periods between seven and ten years.

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a fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 70% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 30 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: November 12, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 937439